              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING               0-16176

                                FORM 10-KSB                      CUSIP NUMBER
                                                                  043742 30 3
                    For Period Ended: September 30, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                              ASHA CORPORATION
                           -----------------------
                           Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                              600 C Ward Drive
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           Address of Principal Executive Office (Street and Number)

                       Santa Barbara, California 93111
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                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's securities counsel has been required to devote a substantial portion of his time to another matter, and has been unable to assist in drafting the Form 10-KSB so that it can be filed by the current due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
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                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

     EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report a net loss of approximately $2,700,000 for the fiscal year ended September 30, 1997, as compared to a net loss of $1,812,322 in the prior year. The increased net loss is due to a combination of lower revenues from licenses, increases in interest expenses and an increase in expense associated with the Company's investment in the ASHA-Taisun Joint Venture.

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                             ASHA CORPORATION
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ASHA CORPORATION

                                     By/s/ John C. McCormack
                                       John C. McCormack, President
Date:  December 29, 1997
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]